UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

SCHEDULE 13G
(Rule 13d-102)
INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULES 13d-1(b),(c) AND (d) AND AMENDMENTS THERETO FILED
PURSUANT TO RULE 13d-2

(Amendment No. 1)*

Medley Capital Corporation
(Name of Issuer)

Common Stock, $0.001 par value
(Title of Class of Securities)

58503F106
(CUSIP Number)

December 31, 2018
(Date of Event Which Requires Filing of this Statement)

Check the appropriate box to designate the rule pursuant to which this schedule is filed:
[X]  Rule 13d-1(b)
[   ]  Rule 13d-1(c)
[   ]  Rule 13d-1(d)

*
The remainder of this cover page shall be filled out for a reporting person’s initial filing on this form with respect to the subject class of securities, and for any subsequent amendment containing information which would alter disclosures provided in a prior cover page. The information required on the remainder of this cover page shall not be deemed to be “filed” for the purpose of Section 18 of the Securities Exchange Act of 1934 (“Act”) or otherwise subject to the liabilities of that section of the Act but shall be subject to all other provisions of the Act.

CUSIP NO. 58503F106

1.	NAME OF REPORTING PERSON LPL Financial LLC
2.	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) [ ] (b) [ ]
3.	SEC USE ONLY
4.	CITIZENSHIP OR PLACE OF ORGANIZATION California
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	5.	SOLE VOTING POWER 0
	6.	SHARED VOTING POWER 0
	7.	SOLE DISPOSITIVE POWER 0
	8.	SHARED DISPOSITIVE POWER 6,068,612.005 *
9.	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 6,068,612.005 *
10.	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (9) EXCLUDES CERTAIN SHARES [ ]
11.	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (9) 11.1% *
12.	TYPE OF REPORTING PERSON BD IA

* As of December 31, 2018 and based on 54,474,000 shares of Common Stock outstanding.

CUSIP NO. 58503F106
Amendment No. 1 to Schedule 13G

Reference is hereby made to the statement on Schedule 13G filed with the Securities and Exchange Commission by the Reporting Person with respect to the Common Stock of the Issuer on January 10, 2019 (the “Schedule 13G”).  Terms defined in the Schedule 13G are used herein as so defined.  This amendment is being filed solely to correct the Issuer’s CUSIP Number as reported in the Schedule 13G as filed on January 10, 2019.
The following Items of the Schedule 13G are hereby amended and restated as follows:

Item 2(e).	CUSIP Number 58503F106

CUSIP NO. 58503F106
SIGNATURE
After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete, and correct.
Dated:  March 15, 2019

LPL FINANCIAL LLC

By:	/s/ Steven Mills
Name: Steven Mills
Title: VP, Risk Management
4